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VIA EDGAR TRANSMISSION AND EMAIL

Perry J. Hindin

Special Counsel, Office of Mergers and Acquisitions
Division of Corporation Finance

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	HC2 Holdings, Inc.

Preliminary Consent Revocation Statement on Schedule 14A

Filed on March 20, 2020 by HC2 Holdings, Inc.

File No. 1-35210

Dear Mr. Hindin:

We are writing on behalf of our client, HC2 Holdings, Inc., a Delaware corporation (“HC2” or the “Company”), in response to the letter from the staff of the Office of Mergers and Acquisitions in the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission, dated March 25, 2020 (the “Comment Letter”), relating to the above-referenced preliminary consent revocation statement on Schedule 14A (the “Preliminary Consent Revocation Statement”).

Set forth below are HC2’s responses to the comments raised in the Comment Letter. For the convenience of the Staff, each comment from the Comment Letter is reprinted in bold and is followed by HC2’s response.

Perry J. Hindin

March 27, 2020

Preliminary Consent Revocation Statement

Letter to Stockholders

1.	Disclosure indicates that “Percy Rockdale has no duty to act in the best interest of the Company’s stockholders…” With a view towards disclosure, please advise whether any stockholder has a duty to act in the best interest of stockholders, including when selecting potential nominees to serve on the Board, and what Percy Rockdale could affirmatively do in its capacity as a stockholder in order to be considered by the Company as acting in the best interest of the Company’s stockholders. With respect to the reference regarding Percy Rockdale’s duty in selecting potential nominees to serve on the Board, it is our understanding that notwithstanding Percy Rockdale’s interests, any nominees elected to the Board would have a state law fiduciary duty to act in the best interest of all stockholders.

Response: In response to the Staff’s comment, pages i and iii of the Preliminary Consent Revocation Statement have been revised as follows, to clarify that Percy Rockdale, as a stockholder of the Company, does not have a duty to act in the best interest of the Company’s stockholders, although if Percy Rockdale’s nominees are elected to the Board, such nominees would then have a state law fiduciary duty to act in the best interest of all stockholders:

“As a stockholder of the Company, Percy Rockdale does not have a fiduciary duty to act in the best interests of the Company’s stockholders (including when selecting potential nominees to serve on your Board, who also do not, and will not, have any such duty, unless elected to the Board).”

What Happens if the Percy Rockdale Proposals Pass? page 2

2.	Disclosure in the answer to this question indicates that “[t]he Board intends, if less than all of the members of the Board are removed, to appoint the candidates receiving the most votes, assuming that such candidate(s) received a majority of the Company Securities entitled to vote, although there can be no assurance that the Board will do so.” Please revise to disclose the reasons why and circumstances pursuant to which the Board would not do so. Also disclose the potential consequences, if any, of the Board not doing so.

Response: In response to the Staff’s comment, pages 2 and 5 of the Preliminary Consent Revocation Statement have been revised to: (i) include an additional reference to Sections 3 and 4 of Article II of the Company’s Fourth Amended and Restated By-Laws, which outline the procedures (and the Board’s discretion) to fill vacancies in the Board and (ii) disclose additional reasons and circumstances to be considered by the Board in exercising its discretion not to fill certain vacancies, including, among others: (a) potential regulatory issues triggered by a change in composition of the Board, (b) the qualifications, relevant experience and skillsets of the nominees receiving the most votes and (c) the level of stockholder support received for each candidate. The disclosure has been revised by including the following language:

Perry J. Hindin

March 27, 2020

“The Board, in exercising its discretion to fill vacancies in accordance with Sections 3 and 4 of Article II of the By-Laws, may consider certain reasons and circumstances, including, among others: (i) potential regulatory issues triggered by a change in composition of the Board (including certain potential issues with the Texas Department of Insurance), (ii) the qualifications, relevant experience and skillsets of the nominees receiving the most votes, including in relation to the directors on the Board who were not removed from office, and (iii) the level of stockholder support received for each candidate.”

Reasons to Reject the Percy Rockdale Proposals, page 6

3.	Provide support for the statement that Percy Rockdale is conducting a “value-destructive” consent solicitation campaign.

Response: In response to the Staff’s comment, page 6 of the Preliminary Consent Revocation Statement has been revised to remove references to the “value-destructive” nature of Percy Rockdale’s consent solicitation campaign.

Security Ownership of Certain Beneficial Owners and Management, page 21

4.	Refer to the beneficial ownership table on page 22. Please advise us of the impact, if any, on the number of shares of common stock beneficially owned by Mr. Falcone disclosed in this table resulting from the order and judgment dated October 3, 2019 by the Supreme Court of the State of New York, extending to and including December 31, 2020 the effectiveness of an execution and levy served by the sheriff of the city of New York on the Company on May 10, 2019, with respect to “all property not capable of delivery in the possession of the Company in which judgment debtor Philip Falcone is believed or known to have an interest.”

Response: As directed by Item 6 of Schedule 14A, the Company prepared the beneficial ownership table pursuant to Item 403 of Regulation S-K, including Instructions 2 and 3 to said Item. Accordingly, in preparing the beneficial ownership table the Company considered Mr. Falcone’s February 14, 2020 disclosure in Amendment No. 25 (the “Schedule 13D/A”) to the Schedule 13D originally filed by Mr. Falcone on January 7, 2014, together with such other relevant information as was known by the Company. The Company does not know or have reason to believe that the matters referred to in the Staff’s comment cause such information regarding Mr. Falcone’s beneficial ownership to be incomplete or inaccurate. Of Mr. Falcone’s shares of Common Stock, 298,461 shares of Common Stock are now in the custody of the sheriff of the City of New York, but the Company believes that such shares are still beneficially owned by Mr. Falcone. The beneficial ownership table does account for certain other changes in Mr. Falcone’s beneficial ownership subsequent to the filing of the Schedule 13D/A.

Certain Potential Adverse Consequences…, page 49

5.	Refer to the first sentence of the second paragraph. Please revise to explain why the Company may be required, as opposed to shall be required, to make an offer to redeem the Preferred Stock upon the occurrence of the events described in this sentence. In addition, disclose the potential consequences resulting from the Company not having sufficient proceeds or the financing available to fund the offer to redeem the Preferred Stock.

Perry J. Hindin

March 27, 2020

Response: In response to the Staff’s comment, page 49 of the Preliminary Consent Revocation Statement has been revised as follows, to clarify that the Company shall be required to redeem the Preferred Stock, unless a waiver from the majority of holders of the Preferred Stock is obtained:

“[T]he Company shall be required, unless a waiver is obtained from a majority of holders of the Preferred Stock, to make an offer to redeem the Preferred Stock at a price per share of Preferred Stock…”

Further, in response to the Staff’s comment, page 49 of the Preliminary Consent Revocation Statement has been revised to include the following language to disclose the potential consequences resulting from the Company not having sufficient proceeds or the financing available to fund the offer to redeem the Preferred Stock:

“Pursuant to the Certificates of Designation, if the Company does not have sufficient legally available funds to redeem the Preferred Stock, the Company may be required to pay the portion of the Redemption Price (as defined in the Certificates of Designation) for which the Company does not have cash legally available out of the remaining assets of the Company legally available (valued at the fair market value of such assets on the date of payment, as reasonably determined in good faith by the Board). In addition, if the Company fails to redeem the Preferred Stock in accordance with the terms of the Certificates of Designation, the holders of the Preferred Stock could obtain a judgment against the Company, and the Company may not have the proceeds or financing available to satisfy such judgment.”

Proxy Card

6.	Please confirm the actual proxy card furnished to stockholders will include the referenced space in Proposals 2 and 3 to write the name of each person for whom the stockholder does not wish to revoke such stockholder’s consent.

Response: In response to the Staff’s comment, the actual proxy card furnished to stockholders will include the referenced space in Proposals 2 and 3 to write the name of each person for whom the stockholder does not wish to revoke such stockholder’s consent.

Should you have any questions relating to the foregoing matters or wish to discuss further any of the responses above, please contact me at (917) 239-5456.

Very truly yours,

/s/ Richard J. Grossman

Richard J. Grossman

Perry J. Hindin

March 27, 2020

Enclosure

cc:	Joseph A. Ferraro

Chief Legal Officer and Corporate Secretary

HC2 Holdings, Inc.

Todd E. Freed

Skadden, Arps, Slate, Meagher & Flom LLP